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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         PHARMACEUTICAL RESOURCES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   717125 9108
                                 (CUSIP Number)

                              THOMAS J. DRAGO, ESQ.
                                COUDERT BROTHERS
                           1114 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 626-4400

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                SEPTEMBER 6, 2001
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 717125 9108
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   1.   NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Merck KGaA
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS:  WC
--------------------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [ ]
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        GERMANY
--------------------------------------------------------------------------------
NUMBER OF SHARES      7.   SOLE VOTING POWER:
BENEFICIALLY               0
OWNED BY EACH
REPORTING PERSON   -------------------------------------------------------------
WITH                  8.   SHARED VOTING POWER:
                           0

                   -------------------------------------------------------------
                      9.   SOLE DISPOSITIVE POWER:
                           0

                   -------------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER:
                           0

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11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   0
--------------------------------------------------------------------------------
12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES
                                                                     [ ]
--------------------------------------------------------------------------------
13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                   0
--------------------------------------------------------------------------------
14.              TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------
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         This Amendment No. 2 ("Amendment No. 2") to the statement on Schedule
13D filed by Merck KGaA, a Kommanditgesellschaft auf Aktien organized under the laws of Germany ("KGaA" or the "Acquiror"), on July 10, 1998 (the "Schedule 13D"), as amended by the Amendment No. 1 to the Schedule 13D filed by KGaA on August 22, 2001 ("Amendment No. 1"), is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Pharmaceutical Resources, Inc. (the "Issuer" or the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D, as amended by Amendment No. 1.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby supplemented as follows:

         See Item 4, below.

ITEM 4.  PURPOSE OF TRANSACTION.

         As previously reported in Amendment No. 1, on August 21, 2001 the Selling Stockholders entered into the Purchase Agreements with the Investors to sell the KGaA Shares, including the shares of Common Stock issuable pursuant to the KGaA Option, the Genpharm Option, and the Genpharm Warrants, and on such date KGaA gave notice to the Company of its intention to exercise the KGaA Option and Genpharm gave notice to the Company of its intention to exercise the Genpharm Option and the Genpharm Warrants. On August 27, 2001, KGaA paid the Company from its working capital the sum of $4,440,280, in payment of the exercise prices of $1,640,000, $702,080, and $598,200 in connection with the proposed exercise of the KGaA Option, the Genpharm Option, and the Genpharm Warrants, respectively.

         The Closing of the transaction under the Purchase Agreements occurred on September 6, 2001. At the Closing, the KGaA Shares were sold to the Investors, and the Investors paid in aggregate the sum of $368,118,324 for the purchase of the 13,634,012 KGaA Shares at $27 per share. In connection with such sale and pursuant to the Placement Agency Agreement, the Placement Agent was paid a fee of 4.5% of such proceeds and its reasonable transaction expenses incurred in connection therewith.

         Pursuant to the terms of the Letter Agreement, as of the date of the Closing, Thomas J. Drago, Matthew W. Emmens, Klaus H. Jander, and Michael J. Urwin resigned from the Board, such that KGaA no longer has any representation on the Board.

         Except as set forth above in Item 4 to this Amendment No. 2, KGaA currently does not have any plans or proposals with respect to the Company. However, KGaA reserves the right to take any of the actions enumerated in paragraphs (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby supplemented as follows:

         (a) The Selling Stockholders do not beneficially own any shares of Common Stock.

         (b) Not applicable.

         (c) Except as specifically set forth in Amendment No. 1 and in response to Item 4 to this Amendment No. 2, there have been no transactions in or relating to the shares of Common Stock of the Company by the persons named in response to paragraph (a) in the last sixty days.

         (d) Except as set forth in response to Items 4 and 5 to this Amendment No. 2, no person is known by KGaA to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the KGaA Shares.

         (e) As of September 6, 2001, the Selling Stockholders ceased to beneficially own more than five percent of the shares of Common Stock.



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                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 6, 2001

                                              MERCK KGaA

                                              By:  /s/ Klaus-Peter Brandis
                                                   -----------------------
                                              Name:  Klaus-Peter Brandis
                                              Title: Head of Legal Department